Exhibit 99.6

PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF PERDIGÃO AGROINDUSTRIAL S.A. BY PERDIGÃO S.A.

BETWEEN

PERDIGÃO S.A.

AND

PERDIGÃO AGROINDUSTRIAL S.A.

FEBRUARY 11  2009

PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF PERDIGÃO AGROINDUSTRIAL S.A. BY PERDIGÃO S.A.

Pursuant to this Protocol and Justification for Incorporation of Perdigão Agroindustrial S.A. by Perdigão S.A., signed on February 11 2009 (“Protocol and Justification”), the Parties:

a.                                      PERDIGÃO S.A., an authorized capital publicly held company with its registered offices in the city and state of São Paulo at Av. Escola Politécnica, 760, enrolled in the Finance Ministry’s National Register of Corporate Taxpayers (CNPJ) under number 01.838.723/0001-27 (“PERDIGÃO”), in this agreement represented pursuant to its bylaws as the “Incorporating Company”; and

b.              PERDIGÃO AGROINDUSTRIAL S.A., a company with its registered offices in the city and state of São Paulo at Av. Escola Politécnica, 760, enrolled in the Finance Ministry’s National Register of Corporate Taxpayers (CNPJ/MF) under number 86.547.619/0001-36 (“AGROINDUSTRIAL”), in this agreement represented pursuant to its bylaws as the “Incorporated Company”;

WHEREAS PERDIGÃO is an authorized capital publicly held company, with its capital stock totally subscribed and paid up in the amount of R$3,445,042,795.00 (three billion, four hundred and forty-five million, forty-two thousand, seven hundred and ninety-five Reais), as of this date divided into 206,958,103 (two hundred and six million, nine hundred and fifty-eight thousand, one hundred and three) common shares, all nominative book entry and with no par value;

WHEREAS AGROINDUSTRIAL is a closed capital company with its capital stock totally subscribed and paid up in the amount of R$1,933,527,911.28 (one billion, nine hundred and thirty-three million,  five hundred and twenty-seven thousand, nine hundred and eleven Reais and Twenty-eight centavos), as of this date divided into 84,448,542 (eighty-four million, four hundred and forty eight thousand, five hundred and forty two) common shares, all nominative book entry with no par value;

WHEREAS through this Protocol and Justification, the managements of PERDIGÃO and AGROINDUSTRIAL intend to establish the terms and conditions of the proposal for the incorporation of AGROINDUSTRIAL (“Incorporation”) that is part of a process of corporate reorganization, the objective of which is the simplification of the corporate structure of PERDIGÃO,

Pursuant to articles 224, 225 and 227 of Law 6,404 of December 15 1976, as amended, (“Joint Stock Company Law”), the managements of PERDIGÃO and AGROINDUSTRIAL resolve to sign this Protocol and Justification, according to the following terms and conditions.

FIRST CLAUSE

JUSTIFICATION AND OBJECTIVES OF THE INCORPORATION

1.1.          Justification. The Incorporation is part of the second phase of the corporate restructuring and businesses involving PERDIGÃO and AGROINDUSTRIAL, which shall represent gains in synergies for PERDIGÃO and shall result in the simplification of its corporate structure, gains of synergy through its businesses, reduction in operating costs and expenses, taxation, and rationalization of its processes.

a.                             PERDIGÃO holds the total shares representing the capital stock of AGROINDUSTRIAL; and

b.                            shall represent gains in synergies for PERDIGÃO and shall result in the simplification of the current corporate structure through the consolidation of the activities of PERDIGÃO and AGROINDUSTRIAL, in the former, with the consequent reduction in operating and financial costs and the rationalization of the activities of PERDIGÃO.

1.2.      Objectives. This Protocol and Justification has as its objective to regulate the Incorporation of AGROINDUSTRIAL by PERDIGÃO.

SECOND CLAUSE

CORPORATE DOCUMENTS

2.1.          Required approvals. The proposal for Incorporation was the object of a recommendation by the management bodies of PERDIGÃO and AGROINDUSTRIAL and shall be deliberated upon in the extraordinary general meetings of PERDIGÃO and AGROINDUSTRIAL, which shall be convened in accordance with the applicable regulations and the companies’ respective bylaws.

2.2.          Implementation and Costs. It shall be incumbent on the management bodies of PERDIGÃO to undertake all the acts necessary to implement the Incorporation. The costs in respect of the Incorporation shall be fully borne by PERDIGÃO.

THIRD CLAUSE

VALUATION CRITERIA

3.1.      Book Valuations and Baseline Date. The net assets of AGROINDUSTRIAL to be incorporated were evaluated according to book value based on the balance sheet of

AGROINDUSTRIAL of September 30 2008, audited by KPMG Auditores Independentes with its registered offices at Rua Renato Paes de Barros, 33 in the city and state of São Paulo, enrolled in the Ministry of Finance’s National Register of Corporate Taxpayers (CNPJ/MF) under number 57.755.217/0001-29 and with the Regional Accounting Council under number 2SP014428/0-6. The selection and engagement of KPMG Auditores Independentes shall be ratified by the shareholders of PERDIGÃO and AGROINDUSTRIAL at an extraordinary general meeting. The baseline date of the valuations shall be September 30 2008 (“Baseline Date”), the book valuation report resulting in a net asset value of AGROINDUSTRIAL on the Baseline Date for the Incorporation being R$2,635,882,383.97 (Two billion, six hundred and thirty five million, eight hundred and eight two thousand, three hundred and eight three Reais and ninety seven centavos), the said report constituting Annex 1 of this Protocol and Justification. The said net assets correspond to the value remaining from the partial split-off of AGROINDUSTRIAL, the split-off portion of which was incorporated by PERDIGÃO, as approved at the General Shareholders’ Meeting of December 18 2008.

3.2.      Shareholders Equity at Market Prices. There is no justification for the preparation of valuation reports based on the value of shareholders’  equity of AGROINDUSTIRAL at market prices, pursuant to Article 264 of the Joint Stock Company Law, since, given that the transaction involves the incorporation of a wholly owned subsidiary, there is no exchange ratio which could be the object of a comparison and/or right of withdrawal.

3.3.          Treatment of Subsequent Equity Variations. Pursuant to Article 224, subsection III, of the Joint Stock Company Law, equity variations which occurred between the Baseline date and the date of Incorporation shall be registered in the accounts of AGROINDUSTRIAL, being recognized by the equity income method in the accounts of PERDIGÃO.

FOURTH CLAUSE

SHARES HELD IN TREASURY

4.1.      Treatment of the Shares of one Corporation Held by Another. Perdigão holds 78,240,502 (seventy-eight million, two hundred and forty thousand, five hundred and two) common shares issued by AGROINDUSTRIAL, representing 100% (one hundred percent) of the capital stock of the latter. As a result of the Incorporation, the shares issued by AGROINDUSTRIAL shall be extinguished pursuant to Article 226, Paragraph 1 of the Joint Stock Company Law.

4.2.      Treatment of the Shares/Quotas held in Treasury. No shares issued by AGROINDUSTRIAL are held in treasury.

FIFTH CLAUSE

EXCHANGE RATIO

5.1.      Exchange Ratio. Since there shall be no modification in the shareholders’ equity of PERDIGÃO and consequently no issuance of new shares, for this reason, there shall be no necessity for establishing an exchange ratio in view of the Incorporation.

SIXTH CLAUSE

WITHDRAWAL RIGHTS AND VALUE OF REIMBURSEMENT OF THE SHARES

6.1.      Shareholders’ Right to Withdraw and Value of Reimbursement. As 100% of the shares representing the capital stock of AGROINDUSTRIAL are owned by PERDIGÃO, there are no other partners or shareholders, minorities or otherwise, in the Incorporated Company, and, as such, there is no right of withdrawal or of reimbursement to the dissenting shareholders.

SEVENTH CLAUSE

CHANGES IN THE CAPITAL STOCK

7.1.      Capital Stock of PERDIGÃO. By virtue of the fact that AGROINDUSTRIAL is a wholly owned subsidiary of PERDIGÃO, the Incorporation of AGROINDUSTRIAL shall not result in an increase in the capital stock of PERDIGÃO.

EIGHTH CLAUSE

BREAKDOWN OF CAPITAL STOCK OF PERDIGÃO FOLLOWING THE INCORPORATION

8.1.          Capital Stock of PERDIGÃO following the Incorporation. Following the Incorporation, PERDIGÃO’s totally subscribed and paid up capital shall remain unchanged that is R$3,445,042,795.00 (three billion, four hundred and forty-five million, forty-two thousand seven hundred and ninety-five Reais), divided into 206,958,103 (two hundred and six million, nine hundred and fifty-eight thousand, one hundred and three) common shares, all book entry with no par value.

NINTH CLAUSE

AMENDMENT TO BYLAWS AND OPENING OF BRANCHES

9.1.       Corporate Bylaws. The Corporate Bylaws of PERDIGÃO shall not be subject to any change as a result of the Incorporation. PERDIGÃO shall continue to be governed by its existing Bylaws, all the rights granted by its shares remaining unaltered.

9.2.       Opening of Branches. The branches of the Incorporated Company shall continue to operate as branches of PERDIGÃO.

TENTH CLAUSE

CADE

10.           Administrative Council for Economic Defense. Since the Incorporation is part of a corporate restructuring that will not result in any change in shareholding control, the said Incorporation shall not be submitted to the Brazilian antitrust authorities (Administrative Council for Economic Defense — CADE, Economic Law Secretariat — SDE and Economic Monitoring Secretariat — SEAE).

ELEVENTH CLAUSE

GENERAL PROVISIONS

11.1.    Rights, Votes and Dividends. There shall be no changes in voting rights, dividends or any other equity rights granted to the shareholders of PERDIGÃO when compared to the political and equity advantages enjoyed by the shares existing prior to the Incorporation.

11.2.    Succession. Subject to the provision in this Agreement, with the Incorporation,  PERDIGÃO shall succeed AGROINDUSTRIAL in all the latter’s rights and obligations.

11.3.    Documents at the Disposal of Shareholders. The audited financial statements that are the basis for the calculation of the shareholders equity of AGROINDUSTRIAL on the Baseline Date of the Incorporation, as well as remaining documents required by law and the applicable regulations, shall be made available to the shareholders of PERDIGÃO and AGROINDUSTRIAL at the following addresses and websites: (i) at PERDIGÃO, at Avenida Escola Politécnica, 760 in the city and state of São Paulo, or website www.perdigao.com.br/ir, (ii) at the Brazilian Securities and Exchange Commission — CVM at Rua Cincinato Braga, 340, 2nd floor in the city and state of São Paulo, at Rua Sete de Setembro, 111, 2nd floor, “Consultation Center”, in the city and state of Rio de Janeiro and website www.cvm.gov.br, and (iii) at the São Paulo Stock Exchange — BOVESPA at Rua XV de Novembro, 275, in the city and state of São Paulo and website www.bovespa.com.br.

11.4.    Corporate Acts. Extraordinary general meetings of PERDIGÃO and AGROINDUSTRIAL shall be held for the examination and decision on the Incorporation covered by this Protocol and Justification.

11.5.    Amendments. This Protocol and Justification shall not be amended unless in writing and approved by the shareholders of all Parties.

11.6.    Survival of Valid Clauses. In the event of any particular clause, provision, term or condition of this Protocol and Justification being considered invalid, the remaining clauses, provisions, terms and conditions not affected by this invalidation shall continue in full force and effect.

11.7.        Jurisdiction. The Judiciary District of the capital of the state of São Paulo is hereby elected for the settling of any and all questions arising from this Protocol and Justification, waiving the right of any other, however privileged it may be or may become.

AND BEING DULY IN AGREEMENT, hereby sign this Protocol and Justification in 02 (two) counterparts of equal content, together with two witnesses identified below.

São Paulo, February 11 2009.

PERDIGÃO S.A.

Name: José Antonio do Prado Fay	Name: Leopoldo Viriato Saboya
Position: CEO	Position: CFO

PERDIGÃO AGROINDUSTRIAL S.A.

Name: Nelson Vaz Hacklauer	Name: José Mauricio
Position: New Business Development Director	Position: Planing and Controler Director

WITNESSES:

Name: Itacir Francisco Piccoli	Name: Edina Biava
CPF: 066.024.609.00	CPF: 489.016.799.49

Annex  1

Summary of net equity (assets - liabilities) of PERDIGÃO

Balance in September 30, 2008

(In reais)

Assets	Balance Accounting 09/30/2008	Split parcel 09/30/2008	Oustanding assets and liabilities before adoption of Law 11.638 09/30/2008	Adjustment of the adoption of Lwa 11.638 09/30/2008	Oustanding Assets and Liabilities 09/30/2008
Current
Cash and cash equivalents	68.005.080,58	0,00	68.005.080,58		68.005.080,58
Securities	283.428.441,82	0,00	283.428.441,82		283.428.441,82
Trade accounts receivable	993.045.021,82	0,00	993.045.021,82	(7.344.500,27)	985.700.521,55
Inventories	994.486.290,66	0,00	994.486.290,66		994.486.290,66
Recoverable and deferred taxes	183.645.022,53	0,00	183.645.022,53		183.645.022,53
Prepaid expenses	29.066.460,34	0,00	29.066.460,34		29.066.460,34
Other credits	88.919.699,78	0,00	88.919.699,78	(2.734.663,94)	86.185.035,84

	2.640.596.017,53	0,00	2.640.596.017,53	(10.079.164,20)	2.630.516.853,33

Noncurrent
Noncurrent
Related parties	0,00	0,00	0,00		0,00
Trade accounts receivable	9.618.199,53	0,00	9.618.199,53		9.618.199,53
Recoverable and deferred taxes	58.576.780,97	0,00	58.576.780,97	1.857.080,00	60.433.860,97
Inventories	0,00	0,00	0,00		0,00
Other credits	68.578.256,61	0,00	68.578.256,61	(3.453.951,42)	65.124.305,19
	136.773.237,11	0,00	136.773.237,11	(1.596.871,42)	135.176.365,69

Permanent Asset
Investiments	1.634.387.642,69	516.037.509,78	1.118.350.132,91	8.229.420,59	1.126.579.553,50

Property, Plant and Equipment	2.141.680.134,86	0,00	2.141.680.134,86		2.141.680.134,86
Intangible	0,00	0,00	0,00	0,00	0,00
Deferred	212.710.013,46	0,00	212.710.013,46		212.710.013,46
	3.988.777.791,01	516.037.509,78	3.472.740.281,23	8.229.420,59	3.480.969.701,82

	6.766.147.045,65	516.037.509,78	6.250.109.535,87	(3.446.615,03)	6.246.662.920,84

Liabilities	Balance Accounting 09/30/2008	Split parcel 09/30/2008	before adoption of Law 11.638 09/30/2008	Adjustment of the adoption of Lwa 11.638 09/30/2008	Oustanding Assets and Liabilities 09/30/2008
Current
Financing and loans	557.166.561,62	198.728.694,12	358.437.867,50	(10.957.000,00)	347.480.867,50
Debentures	4.190.646,72	0,00	4.190.646,72		4.190.646,72
Trade accounts payable	613.858.483,85	30.777.607,96	583.080.875,89	(4.420.601,65)	578.660.274,24
Taxes and contributions payable	38.744.911,16	0,00	38.744.911,16		38.744.911,16
Payroll and vacations	144.706.801,60	0,00	144.706.801,60		144.706.801,60
Related parties	89.707.774,29	91.099.234,23	(1.391.459,94)		(1.391.459,94)
Other accounts payable	781.353.914,77	0,00	781.353.914,77	(1.262.151,03)	780.091.763,74
Dividends and interest on shareholder’s equity	0,00	0,00	0,00		0,00
Income tax and social contribution	0,00	0,00	0,00		0,00
	2.229.729.094,01	320.605.536,31	1.909.123.557,70	(16.639.752,68)	1.892.483.805,02

Noncurrent
Noncurrent
Financing and loans	1.590.702.733,82	0,00	1.590.702.733,82		1.590.702.733,82
Debentures	4.150.770,03	0,00	4.150.770,03		4.150.770,03
Related parties	0,00	0,00	0,00		0,00
Provisions for contingencies	106.948.887,01	0,00	106.948.887,01		106.948.887,01
Deferred taxes	704.326,30	0,00	704.326,30	3.805.686,39	4.510.012,69
Advance for future capital increase	0,00	0,00	0,00		0,00
Other accounts payable	14.608.728,37	0,00	14.608.728,37	(2.624.400,07)	11.984.328,30
	1.717.115.445,53	0,00	1.717.115.445,53	1.181.286,32	1.718.296.731,85

Shareholders’ equity
Paid in capital	1.929.769.456,81	0,00	1.929.769.486,81		1.929.769.486,81
Capital reserves	59.346.447,64	0,00	59.346.447,64	(2.485.544,67)	56.860.902,97
Revaluation reserves	0,00	0,00	0,00		0,00
Profit reserves	668.090.467,24	195.431.973,47	472.658.493,77	(3.605.078,13)	469.053.415,64
Equity evaluation adjustment	0,00	0,00	0,00	9.100.817,65	9.100.817,65
Retained Earnings(Accumulated losses)	162.096.104,42	0,00	162.096.104,42	9.001.656,48	171.097.760,90
	2.819.302.506,11	195.431.973,47	2.623.870.532,64	12.011.851,33	2.635.882.383,97

	6.766.147.045,65	516.037.509,78	6.250.109.535,87	(3.444.615,03)	6.246.662.920,84

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